Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES DECEMBER 2008 DIVIDEND

TORONTO, ONTARIO, December 18, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  today announced its December 2008 monthly dividend of US$0.01 per share.  Shareholders of record at the close of business on Wednesday, December 31, 2008 will be entitled to receive payment of this dividend on Wednesday, January 14, 2009. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com